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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              PRIME SERVICE, INC..
            --------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
            --------------------------------------------------------------
                         (Title of Class of Securities)

                                    74157E1
                                 --------------
                                 (CUSIP Number)






 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                      (Continued on following page(s))

                               Page 1 of 5 Pages
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CUSIP No.   74157E1                  13G               Page   2    of   5  Pages
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
-----------------------------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           EQUIPMENT INVESTMENTS LIMITED
-----------------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           NOT APPLICABLE                                                                                   (a)   [ ]
                                                                                                            (b)   [ ]
-----------------------------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION
           CAYMAN ISLANDS

-----------------------------------------------------------------------------------------------------------------------------------
                            5      SOLE VOTING POWER
                                   1,756,887- SEE ITEM 4(c)(i)
       NUMBER OF
         SHARES             -------------------------------------------------------------------------------------------------------
      BENEFICIALLY          6      SHARED VOTING POWER
        OWNED BY                   0
          EACH              -------------------------------------------------------------------------------------------------------
       REPORTING            7      SOLE DISPOSITIVE POWER
         PERSON                    1,756,887- SEE ITEM 4(c)(iii)
         WITH
                            -------------------------------------------------------------------------------------------------------
                            8      SHARED DISPOSITIVE POWER
                                   0
-----------------------------------------------------------------------------------------------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,756,887

-----------------------------------------------------------------------------------------------------------------------------------
  10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           NOT APPLICABLE

-----------------------------------------------------------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.28%

-----------------------------------------------------------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*
           CO

-----------------------------------------------------------------------------------------------------------------------------------

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CUSIP No.   74157E1                  13G                Page   3  of  5   Pages
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         The information contained herein is filed with respect to the Common
Stock, par value $0.01 per share (the "Common Stock"), of Prime Service, Inc.("Prime") by Equipment Investments Limited (the "Reporting Person").



Item 1    (a)    NAME OF ISSUER:

                 Prime Service, Inc.

          (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 16225 Park Ten Place

                 Suite 200

                 Houston, Texas 77084

Item 2    (a)    NAME OF PERSON FILING:

                 Equipment Investments Limited

          (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICES:
                 P.O. Box 1111
                 West Wind Building
                 Harbour Drive
                 George Town, Grand Cayman
                 British West Indies

          (c)    CITIZENSHIP:

                 See Cover Page Item 4.

          (d)    TITLE OF CLASS OF SECURITIES:

                 Common Stock, par value $0.01 per share.

          (e)    CUSIP NUMBER:

                 74157E1

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CUSIP No.    74157E1            13G                 Page   4     of   5   Pages
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Item 3           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
                 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                 Inapplicable

Item 4.          OWNERSHIP

          (a)    AMOUNT BENEFICIALLY OWNED:

                 See Cover Page Item 9. As of December 31, 1996, the Reporting Person owned 1,756,887 shares of the Common Stock.

          (b)    PERCENT OF CLASS:

                 See Cover Page Item 11. The shares of the Common Stock reported in paragraph (a) of this Item 4 as to which the Reporting Person may be deemed to share beneficial ownership constitutes 6.28% of the shares of the Common Stock, based on a total of 27,991,544 shares reported by the Company to be outstanding as of October 31, 1996.

          (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)     SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                          The Reporting Person has sole power to vote or direct the vote of 1,756,887 shares of the Common Stock.

                 (ii)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                          See Cover Page Item 6.

                 (iii)    SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                          OF:

                          The Reporting Person has sole power to dispose or direct the disposition of 1,756,887 shares of the Common Stock.

                 (iv)     SHARED POWER TO DISPOSE OR TO DIRECT THE
                          DISPOSITION OF:

                          See Cover Page Item 8

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Inapplicable.
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CUSIP No.  74157E1                  13G              Page   5   of   5   Pages
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Item 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

           To the knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of more than five percent of the Common Stock.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
           COMPANY:

           Inapplicable.

Item 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

           Inapplicable.

Item 9.    NOTICE OF DISSOLUTION OF GROUP:

           Inapplicable.

Item 10.   CERTIFICATION AND SIGNATURE:

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



     EQUIPMENT INVESTMENTS LIMITED

     BY:  THE DIRECTOR LIMITED, DIRECTOR
        -------------------------------------------      FEBRUARY 14, 1997

          BY:   SYDNEY J. COLEMAN
             --------------------------------------

          TITLE: AUTHORIZED REPRESENTATIVE
                -----------------------------------